Via Facsimile and U.S. Mail
Mail Stop 6010

May 7, 2009

Eugene G. Ballard
Senior Vice President,
Chief Financial Officer and Treasurer
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT

>   **Re: W. R. Berkley Corporation**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **File No. 001-15202**

Dear Mr. Ballard:

    We have reviewed your filing and have the following comments. We have limited our review of your filing to your financial statements and related disclosures and do not intend to expand our review to other portions of your document.   In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 13

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Reserves for Losses and Loss Expenses

1. Please revise to provide clear reasons for the change in estimate of claims occurring in prior years, as the current explanation of such changes is not informative. Please ensure your revised disclosure addresses fiscal year 2007.

Other Than Temporary Declines in the Value of Investments, page 6

2. Please disclose the amount of securities that are guaranteed by third parties along with the credit rating with and without the guarantee. Also disclose any significant concentration in a guarantor both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Fixed Maturity Securities and Preferred Securities Unrealized Losses, page 6 and 7

3. Please revise your disclosure to distinguish between securities that are investment grade, and those which are below investment grade. For those securities that are below investment grade, please provide a more robust discussion of your rationale for concluding that unrealized losses are not other-than-temporary impairments.

Fair Value Measurements, page 8

4. It appears that you utilize pricing models and various processes to estimate the value of many of your fixed income securities which do not trade on a daily basis. Please revise your disclosure to include quantified and narrative disclosure of the impact that reasonably likely changes in the key assumptions utilized in the models to estimate fair value would have on the financial statements.

5. Please revise your disclosure to clarify the following:

   a. The significant judgments you made in classifying a particular financial instrument in the fair value hierarchy.

   b. The criteria you used to determine whether the market for a financial instrument is active or inactive (i.e., illiquid).

   c. Which financial instruments are affected by the lack of market liquidity (i.e. inactivity), how the lack of liquidity impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of

those financial instruments. To the extent you used a discounted cash flow approach to determine the fair value of a financial instrument, such as auction rate securities, loans held for sale, or mortgage-backed securities backed by subprime or Alt-A collateral, discuss the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods.

6.   You disclose you use independent broker quotations to assist you in determining fair values. Please revise your disclosure to clarify to what extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. Please ensure that your disclosure addresses the following:

a.   The nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

b.   The number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

c.   Whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

d.   The extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

e.   Whether the broker quotes are binding or non-binding; and

f.   The procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, *Fair Value Measurements*, and to ensure that you properly classified your assets and liabilities in the fair value hierarchy.

Reinsurance, page 19

7.   Please disclose your material reinsurance partners along with their credit rating and the respective notional amounts ceded to each reinsurer.

Contractual Obligations, page 20

8.   It appears that interest payments represent a significant cash outflow for the Company. Please revise your contractual obligations table to include the interest payments. Refer to Financial Reporting Release 72.

Eugene G. Ballard
W. R. Berkley Corporation
May 7, 2009
Page 4

*   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant